eMagin Corporation
3006 Northup Way
Suite 103
Bellevue, Washington 98004

December 22, 2010

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Attention:   Brian Cascio, Accounting Branch Chief

Re:	eMagin Corporation
Annual Report on Form 10-K for the
fiscal year ended December 31, 2009
Filed March 25, 2010
File No. 1-15751

Dear Mr. Cascio:

We are responding to comments contained in the staff letter, dated November 30, 2010, addressed to Andrew G. Sculley, the Chief Executive Officer of eMagin Corporation (the “Company”), with respect to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) filed with the Securities and Exchange Commission (the “Commission”) on March 25, 2010.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Commission’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

1.	It appears some of your disclosure has been repeated from previous disclosure in your prior filings. For example, we note:

•
The disclosure in the “Government Contract Funding” section on page 7 of your Form 10-K that your “recent contracts have been awarded for development of power efficient microdisplay for US Army Night Vision and development of ultra-high resolution display for US Army telemedicine” is identical to disclosure on page 7 of your Form 10-K for the previous fiscal year.

•
The disclosure in the “Manufacturing Facilities” section on page 9 of your Form 10-K that “We currently have the equipment needed for profitable operations in place.  We plan to add equipment to increase capacity and yield over the next two years to meet expected demand for [y]our microdisplays” is identical to the disclosure on page 8 of your Form 10-K for the previous fiscal year.

•
You included a risk factor on page 11 of your Form 10-K as well as on pages 13 and 18 of your Form 10-K for the previous fiscal year and your amended Form 10-K for the fiscal year ended December 31, 2007, respectively about the “manufacture of active matrix OLED microdisplays is new.”

•
You included a risk factor on page 14 of your Form 10-K as well as on pages 15 and 20 of your Form 10-K for the previous fiscal year and your amended Form 10-K for the fiscal year ended December 31, 2007, respectively that your “products will likely experience rapidly declining unit prices.”

Please avoid using boilerplate in future filings and advise us how you intend to address these disclosures.

Response:

The Company will avoid using boilerplate disclosures in future filings. Specifically, set forth below are explanations of or descriptions of how the Company intends to address the aforementioned disclosures in its future filings:

•
The disclosure in the “Government Contract Funding” section on page 7 of the Company’s Form 10-K that the Company’s “recent contracts have been awarded for development of power efficient microdisplay for US Army Night Vision and development of ultra-high resolution display for US Army telemedicine” is identical to the disclosure on page 7 of the Company’s Form 10-K for the previous fiscal year because the contractual obligations underlying both the US Army Night Vision and US Army telemedicine contracts have been ongoing for several years. In its 10-K for the fiscal year ending December 31, 2010, the Company will revise its disclosure as follows:

In August 2008, we were awarded a contract for the development of power efficient microdisplay for US Army Night Vision. In October 2009, this agreement was renewed and we continue to provide research and development for these displays. In July 2007 we were awarded a contract for the development of an ultra-high resolution display for US Army Telemedicine. In May 2008 and September 2009, this agreement was renewed and we continue to provide research and development services for these displays.

•
The disclosure in the “Manufacturing Facilities” section on page 9 of the Company’s Form 10-K that “We currently have the equipment needed for profitable operations in place. We plan to add equipment to increase capacity and yield over the next two years to meet expected demand for our microdisplays”.  In the Company’s 10-K for the year ending on December 31, 2010, we will include disclosure of our capital expenditures for 2010 and those expected in 2011.

•
Regarding the risk factor on page 11 of the Company’s Form 10-K as well as on pages 13 and 18 of the Company’s Form 10-K for the previous fiscal year and the Company’s amended Form 10-K for the fiscal year ended December 31, 2007, respectively, about the “manufacture of active matrix OLED microdisplays is new” in future filings (as appropriate) the Company will include the following revised risk factor:

The manufacture of active matrix OLED microdisplays continues to evolve as better methods are discovered and employed and therefore we may encounter manufacturing issues or delays.

Ours is an evolving technology and we are pioneers in this active matrix OLED microdisplay manufacturing technique. As such, we cannot assure you that we will be able to produce our products in sufficient quantity and quality to maintain existing customers and attract new customers. In addition, we cannot assure you that we will not experience manufacturing problems which could result in delays in delivery of orders or product introductions.

•
Regarding the risk factor on page 14 of the Company’s Form 10-K as well as on pages 15 and 20 of the Company’s amended Form 10-K for the fiscal year ended December 31, 2007, respectively, that the Company’s “products will likely experience rapidly declining unit prices” the Company will include the following revised risk factor:

In order to increase or maintain our profit margins we may have to continuously develop new products, product enhancements and new technologies.

In some markets, prices of established products tend to decline over time. In order to increase or maintain our profit margins over the long term, we believe that we will need to continuously develop new products, product enhancements and new technologies that will either slow price declines of our products or reduce the cost of producing and delivering our products. While we anticipate many opportunities to reduce production costs over time, there can be no assurance that  these cost reduction plans will be successful, that we will have the resources to fund the expenditures necessary to implement certain cost-saving measures, or that our costs can be reduced as quickly as any reduction in unit prices. We may also attempt to offset the anticipated decrease in our average selling price by introducing new products with higher selling prices that may or may not offset price declines in more mature products.   If we fail to do so, our results of operations could be materially and adversely affected.

2.	We note a number of press releases you have included on your web site. These include:

•	your August 17, 2010 press release on your website that you received notice of a subcontract that has a potential value of $15.2 million for U.S. Army enhanced night vision goggles.

•
we note your August 12, 2010 press release on your website that you completed the design phase of a $3.2 million subcontract for the U.S. Department of Defense for a microdisplay with production volumes to be delivered in the third quarter of fiscal 2010.

•	we note your March 25, 2010 press release on your website about your project with the U.S. Army’s Telemedicine and Technology Research Center regarding $6.4 million in funding over the next two years.

Please tell us why you have not filed a Form 8-K concerning the award and have not filed the contract as an exhibit for each of these transactions.

Response:

Generally, the Company did not file a Form 8-K for each of the above-referenced awards, as more fully explained below, because the awards were part of the ordinary course of the Company’s business.

Regarding the August 17, 2010 Press Release:

In August 2010, the Company received notice from ITT Corporation (“ITT”) for the supply of display beam combiner assemblies, including the Company’s microdisplays, which has a potential value of $15.2 million over 4 years. The award is for products that the Company customarily provides, is not a major part of such products, and is not expected to generate a significant amount in any given period. Thus, the Company believes that it is not substantially dependent on this award.  In accordance with Regulation S-K Item 601(b)(10)(ii)(B), the Company believes this subcontract should be deemed to be made in the ordinary course of its business and therefore did not have to be reported on a Form 8-K.

Regarding the August 12, 2010 Press Release:

On November 16, 2009, the Company entered into a subcontract pursuant to which the Company is to provide R&D services and OLED displays.  The providing of R&D services and OLED displays is part of the normal course of the Company’s business, the subcontract is not a major part of the total amount of products and services that the Company provides and the subcontract is not expected to generate a material amount in revenue in any one fiscal year. Thus, the Company believes that it is not substantially dependent on this agreement. In accordance with Regulation S-K Item 601(b)(10)(ii)(B), the Company’ believes that this subcontract should be deemed to be made in the ordinary course of its business and therefore did not have to be reported on a Form 8-K.

Regarding the March 25, 2010 Press Release:

The Company and the U.S. Army Telemedicine and Technology Center entered into an agreement, effective as of September 28, 2009.  The contract is primarily a service contract pursuant to which the Company provides its expertise with respect to research and development of OLED displays.  The Company expects to deliver services under this agreement from 2009 through 2011, but it does not expect that the revenue from this agreement to be material in any one fiscal year and as a result the services provided under this contract are not a major portion of the overall services that the Company performs.  Thus, the Company believes that it is not substantially dependent on this agreement. In accordance with Regulation S-K Item 601(b)(10)(ii)(B), the Company believes that this agreement should be deemed to be made in the ordinary course of the Company’s business and therefore did not have to be reported on a Form 8-K.

Government Contract Funding, page 7

3.
Please disclose in future filings, if material, the percentage of your revenue from funding that you receive pursuant to research contracts or subcontracts funded by various agencies of the U.S. government.

Response:

The Company will disclose in future filings, if material, the percentage of its revenue from funding that it received pursuant to research contracts or subcontracts funded by various agencies of the U.S. government.

4.	In future filings, please disclose the material terms of the awards. Also, please tell us where you filed as exhibits the material agreements, if applicable, related to such awards.

Response:

The Company will disclose the material terms of the awards in future filings. These agreements were entered into in the ordinary course of the Company’s business, and the Company is not substantially dependent on these awards. Accordingly, in accordance with Regulation S-K Item 601(b)(10)(ii), the Company did not include them as exhibits.

Our Strategy, page 8

5.
In future filings, please disclose the material terms, such as the duration of the agreement and termination provisions, of your Cooperative Research and Development Agreement mentioned in the fourth bullet of this section.  Also, please tell us where you filed as an exhibit the agreement.

Response:

In future filings the Company will disclose the material terms of the Cooperative Research and Development Agreement, including the duration of the agreement, and termination provisions. This agreement has not been included as an exhibit because this contract is for research and development services which is a part of the Company’s ordinary course of business and the Company is not substantially dependent on it. Accordingly, in accordance with Regulation S-K Item 601(b)(10)(ii), the Company did not include the Cooperative Research and Development Agreement as an exhibit.

Customers, page 9

6.	In future filings, please disclose the percentage of your net revenue from military customers and the percentage of your net revenues from commercial customers.

Response:

Because the Company is an OEM supplier, it is not always aware of the ultimate end use of its OEM display products.  In future filings, to the extent the Company has information on the end use of its OEM display products,  the Company will disclose the percentage of net revenue from military customers and the percentage of net revenue from commercial customers.

We rely on key source and limited source suppliers, page 12

7.
In future filings, expand the appropriate section to clarify whether you have written agreements with your material suppliers, identify the material suppliers, and disclose the material terms of the agreements.  Also, tell us where you have filed as exhibits your material agreements with your suppliers.

Response:

The Company generally does not have written agreements with its suppliers.   In future filings, the Company will expand the appropriate section to identify those material suppliers that it has written agreements with and to identify the material terms of those agreements.

Overview, page 20

8.
When drafting future “Overview” sections for your Management’s Discussion and Analysis of Financial Condition and Results of Operations, please carefully review the guidance in Release 34-48960 (December 19, 2003).  As noted in that release, an overview should include the most important matters on which a company’s executives focus in evaluating financial condition and operating performance and provide a context for the discussion and analysis of the financial statements.  A good overview should:

•
be a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results;

•	include economic or industry-wide factors relevant to the company;

•
provide insight into the material opportunities, challenges and risks on which the company’s executives are most focused and the actions the company’s executives are taking to address those opportunities, challenges and risks; and

•	address other issues mentioned in the Release.

We note, for example, the themes and matters discussed in your March 25, 2010 press release on your earnings conference call.

Response:

The Company will draft future “Overview” sections for its “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in accordance with the guidance in Release 34-48960 (December 19, 2003).

Stock-based Compensation, page 21

9.	Please tell us where you filed as an exhibit the 2008 incentive stock option plan.

Response:

The Company’s 2008 Incentive Stock Plan was filed with the Commission as an exhibit to the Company’s Form S-8 filed on January 27, 2009.

Liquidity and Capital Resources, page 25

10.	In future filings, please disclose the material terms of the line of credit with Access Business Finance LLC. We note the disclosure in Note 8 on page 37.

Response:

In future filings the Company will disclose the material terms of our line of credit.

Note 15 – Concentrations, page 51

11.
We see your disclosure in Note 1 on page 33 that your products are sold in North America, Asia and Europe.  We also see your disclosure in Note 15 that for the year ended December 31, 2009 approximately 43% of your net revenues were derived from international customers.  Please tell us why you have not provided the geographic disclosures required by FASB ASC 280-10-50-41.

Response:

In future filings the Company will provide the geographic disclosures required by FASB ASC 280-10-50-41.

Directors, Officers and Corporate Governance, page 55

12.
In future filings provide the disclosure required by Item 401(e) of Regulation S-K.  For example, please describe the specific experience, qualifications, attributes, or skills that led the board to conclude that such person should serve as a director.

Response:

In future filings the Company will provide the disclosure required by Item 401(e) of Regulation S-K.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Paul Campbell
By: Paul Campbell
Title: Chief Financial Officer